Exhibit 13

SHAREHOLDER VOTING AGREEMENT

     SHAREHOLDER VOTING AGREEMENT dated as of August 25, 2005 (this “Agreement”) by and among Raycom Media, Inc., a Delaware corporation (“Parent”), RL123, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Subsidiary”), and the shareholder of The Liberty Corporation (the “Company”) identified as the signatory hereto (the “Shareholder”).

     WHEREAS, in connection with the execution of this Agreement, Parent, Merger Subsidiary and the Company are entering into an Agreement and Plan of Merger dated as of the date hereof (the “Merger Agreement”) pursuant to which Parent would acquire the Company by means of a merger of Merger Subsidiary with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in the Merger Agreement;

     WHEREAS, neither Parent nor Merger Subsidiary would enter into the Merger Agreement unless the Shareholder were to enter into this Agreement; and

     WHEREAS, as a shareholder of the Company, the Shareholder will benefit from the Merger Agreement.

      NOW, THEREFORE, in consideration of Parent’s and Merger Subsidiary’s entry into the Merger Agreement, the Shareholder agrees with Parent and Merger Subsidiary as follows:

     1. The Shareholder represents and warrants that (a) he, she or it beneficially owns (as defined, for purposes of this Agreement, in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the number of shares of common stock of the Company set forth on Schedule A attached hereto (the “Owned Shares”), free from any lien, encumbrance or restriction whatsoever (other than liens, encumbrances or restrictions existing prior to the date hereof and set forth on Schedule A attached hereto) and with full power to vote the Owned Shares without the consent or approval of any other person or entity, in each case except as otherwise indicated on Schedule A attached hereto, and (b) this Agreement constitutes the valid and legally binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, except to the extent that (i) the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting the enforcement of creditor’s rights generally and (ii) the availability of equitable remedies may be limited by equitable principles of general applicability. For all purposes of this Agreement, Owned Shares shall include any shares of the Company as to which beneficial ownership is acquired by the Shareholder after the execution hereof.

     2. The Shareholder irrevocably and unconditionally agrees that he, she or it will (a) vote, or cause to be voted, all of the Owned Shares in favor of the Merger Agreement and the Merger at any meeting or meetings of the Company’s shareholders called to vote upon the Merger Agreement and the Merger and (b) will not vote, or cause to be voted, such shares (or otherwise provide a proxy or consent or enter into another voting agreement with respect thereto) in favor of any other Acquisition Proposal (as defined in the Merger Agreement).

     3. The Shareholder agrees that he, she or it will not, without the prior written consent of Parent, (a) directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the Owned Shares, unless he, she or it receives (i) an irrevocable proxy, in form and substance substantially similar to the provisions of Section 2 hereof, to vote such Owned Shares with respect to the Merger Agreement and the Merger and (ii) an agreement identical in all material respects to this Agreement executed by the buyer of the Owned Shares the subject thereof or (b) take any action that would prohibit, prevent or preclude the Shareholder from performing its obligations under this Agreement; provided that nothing contained in this Agreement (including, without limitation, the provisions of Section 3(b)) shall in any way prohibit, restrict or otherwise restrain the ability of the Shareholder to take, in one or more transactions, any of the actions identified in Section 3(a): (i) with respect to up to 10% in the aggregate of the total Owned Shares set forth under the heading “Number of Shares Beneficially Owned in Shareholder’s Individual Capacity” on Schedule A attached hereto and (ii) with respect to any Owned Shares held by a trust as to which the Shareholder exercises voting control and which trust is identified on Schedule A, up to 10% in the aggregate of the total Owned Shares held by such trust, as listed on Schedule A (it being understood that the calculation of the number of shares entitled to this exception must take into account any actions identified in Section 3(a) taken by any other person who is authorized to take such actions with respect to shares held by the trust).

     4. The Shareholder agrees not to take any action that would prevent or otherwise adversely affect the consummation of the Merger and the other transactions contemplated by the Merger Agreement.

     5. The Shareholder agrees that irreparable damage to Parent and Merger Subsidiary would occur in the event that any of the provisions of this Agreement were not performed by it in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Parent and Merger Subsidiary shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the Shareholder and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which it is entitled at law or in equity, and that the Shareholder waives the posting of any bond or security in connection with any proceeding related thereto.

     6. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original. This Agreement shall become effective when one counterpart signature page has been signed by each party hereto and delivered to the other party (which delivery may be by facsimile).

     7. The Shareholder agrees to execute and deliver all such further documents, certificates and instruments and take all such further reasonable action as may be necessary or appropriate in order to consummate the transactions contemplated hereby.

      8. This Agreement shall terminate upon the earlier to occur of (a) the Effective Time (as defined in the Merger Agreement) and (b) the date of termination of the Merger Agreement in accordance with its terms.

     9. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the conflict of law rules of such state.

     IN WITNESS WHEREOF, Parent, Merger Subsidiary and the Shareholder have duly executed this Agreement as of the date first above written.

RAYCOM MEDIA, INC.

By:	/s/ Paul H. McTear, Jr.

Name: Paul H. McTear, Jr.
Title: President and CEO

RL123, INC.

By:	/s/ Paul H. McTear, Jr.

Name: Paul H. McTear, Jr.
Title: President

MASON A. GOLDSMITH

/s/ Mason A. Goldsmith

SCHEDULE A

Name of Shareholder	Shares Beneficially Owned in Shareholder’s Individual Capacity		Shares Beneficially Owned but title to which is held by a trust, with respect to which trust the Shareholder has voting power (and, as noted, in certain cases shares such voting power with another shareholder)

	Number of Shares Beneficially Owned	Number of Shares Subject to Lien, Encumbrance or Restriction	Number of Shares Beneficially Owned	Number of Shares Subject to Lien, Encumbrance or Restriction

Mason A. Goldsmith	0	0	52,532 (voting power shared)	0
			371,668 (voting power shared)	0
			390,368 (voting power shared)	0
			53,801 (voting power shared)	0